300 North LaSalle Street

Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 8, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 21, 2009
File No. 333-159392

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated August 24, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to Victor A. De Jesus, the Registrant’s Vice President and Chief Financial Officer, we submit Amendment No. 4 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 4”), marked to show changes from the Amendment No. 3 to Registration Statement as filed on July 29, 2009.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The number corresponds to the numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of exhibits to Amendment No. 4, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Hong Kong       London       Los Angeles       Munich       New York       Palo Alto       San Francisco       Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2009

Registration Statement on Form S-3

Opinion of Kirkland & Ellis LLP with respect to legality, Exhibit 5.1

1.	Please amend the legality opinion to state that the Notes will be legally binding obligations of the Trust.

Response: The legality opinion has been amended to state the Notes will be legally binding obligations of the Trust. Please see page 2 in Exhibit 5.1.

2.	Please further revise to state that the Certificates will be legally and validly issued, fully paid and non-assessable.

Response: The legality opinion has been revised to state that the Certificates will be legally and validly issued, fully paid and non-assessable. Please see page 2 in Exhibit 5.1.

3.	Refer to the first sentence of the first paragraph on page 2 of the opinion. Revise to remove the inference that you are only “generally” familiar with the proceedings required to be taken in connection with the securities offering.

Response: The legality opinion has been revised to remove the above-referenced inference. Please see page 2 in Exhibit 5.1.

Opinion of Kirkland & Ellis LLP with respect to federal income tax matters, Exhibit 8.1

4.	It appears that Exhibit 8.1 is a short-form tax opinion. As such, please amend your opinion to state that the discussion in your prospectus supplement entitled “Material Federal Income Tax Consequences” is your tax opinion.

Response: The federal income tax opinion has been amended to state the discussion in the prospectus supplement entitled “Material Federal Income Tax Consequences” is our tax opinion. Please see page 3 in Exhibit 8.1.

5.	Alternatively, provide a long-form tax opinion that opines on the material tax consequences of the transaction.

Response: The federal income tax opinion has been amended as described in the response to comment #4 above.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2009

6.	Refer to the first sentence of the first paragraph on page 2 of the opinion. Revise to remove the inference that you are only “generally” familiar with the proceedings required to be taken in connection with the securities offering.

Response: The federal income tax opinion has been revised to remove the above-referenced inference. Please see page 2 in Exhibit 8.1.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2026.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Victor A. De Jesus, World Omni Auto Receivables LLC
Stephen P. Artusi, Esq., World Omni Auto Receivables LLC
Kathalijn Keyser, World Omni Auto Receivables LLC